SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AUTOWEB, INC.

(Name of Subject Company)

AUTOWEB, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05335B100

(CUSIP Number of Class of Securities)

Glenn E. Fuller

Executive Vice President, Chief Legal Officer and Secretary

AutoWeb, Inc.

400 North Ashley Drive, Suite 300

Tampa, Florida 33602

(949) 225-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Matthew B. Dubeck

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

333 S. Grand Ave

Los Angeles, California 90071

(213) 229-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Unity AC 2, Inc. (“Purchaser”), a wholly owned subsidiary of Unity AC 1, LLC, Inc. (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share of AutoWeb, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated July 24, 2022, among the Company, Parent, and Purchaser (the “Merger Agreement”). If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

●	Exhibit 99.1: Joint Press Release, dated July 25, 2022 (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K listed as Exhibit 99.2)
●	Exhibit 99.2: Current Report on Form 8-K filed July 25, 2022 available [here]
●	Exhibit 99.3: Email to AutoWeb Employees dated July 25, 2022
●	Exhibit 99.4: Script for AutoWeb Employee Team Meeting held July 25, 2022

Additional Information

This report on Schedule 14D-9 is being filed in accordance with the requirements of the Exchange Act and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of the Company. The tender offer described in this document and the exhibits filed herewith has not yet commenced. This document is provided for informational purposes only. At the time the tender offer is commenced, Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. Those documents may be obtained without charge at the SEC’s website at www.sec.gov or by directing a request to Purchaser or its agent for the tender offer as will be set forth in the tender offer documents. Free copies of those materials and other tender offer documents will also be made available by the information agent for the tender offer.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements, including involving the consummation of the Merger, in addition to historical information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would” or any variations of these words or other words with similar meanings to identify such forward-looking statements. All statements that address activities, events or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as the Company’s industry, business strategy, goals and expectations concerning the Company’s market position, future operations, future performance or results, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer or the Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) risks regarding the failure of Parent to consummate the necessary financing arrangements; (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability and (xi) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Forms 10-Q. Any forward-looking statement made by the Company in this communication speaks only as of the date hereof. Factors or events that could affect the transactions contemplated by the Merger Agreement or cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.